UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                            MEMBERWORKS INCORPORATED
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   586002 10 7
                                 (CUSIP Number)

                                   May 9, 2001
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)
[x]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  586002 10 7

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     Thomas W. Smith
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION


     United States
________________________________________________________________________________
  NUMBER OF    5    SOLE VOTING POWER

   SHARES           390,188
               _________________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

  OWNED BY          1,145,100
               _________________________________________________________________
    EACH       7    SOLE DISPOSITIVE POWER

  REPORTING         390,188
               _________________________________________________________________
   PERSON      8    SHARED DISPOSITIVE POWER

    WITH            1,145,100
________________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     1,535,288
________________________________________________________________________________
10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

     Not Applicable
________________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


     10.0%
________________________________________________________________________________
12   TYPE OF REPORTING PERSON


     IN
________________________________________________________________________________

CUSIP No.  586002 10 7

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     Thomas N. Tryforos
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION


     United States
________________________________________________________________________________
  NUMBER OF    5    SOLE VOTING POWER

   SHARES           20,108
               _________________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

  OWNED BY          1,145,100
               _________________________________________________________________
    EACH       7    SOLE DISPOSITIVE POWER

  REPORTING         20,108
               _________________________________________________________________
   PERSON      8    SHARED DISPOSITIVE POWER

    WITH            1,145,100
________________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     1,165,208
________________________________________________________________________________
10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

     Not Applicable
________________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


     7.6%
________________________________________________________________________________
12   TYPE OF REPORTING PERSON


     IN
________________________________________________________________________________

ITEM 1.   (a)  Name of Issuer:

               Memberworks Incorporated

          (b)  Address of Issuer's Principal Executive Offices:

               9 West Broad Street
               Stamford, CT  06902

ITEM 2.   (a)  Name of Person Filing:

               (i)  Thomas W. Smith

               (ii) Thomas N. Tryforos

               The filing of this Statement shall not be deemed to be an admission that the filing persons comprise a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

          (b)  Address of Principal Business Office:

               The following is the address of the principal business office of each of the filing persons:

               323 Railroad Avenue
               Greenwich, CT  06830

          (c)  Citizenship:

               Each of Messrs. Thomas W. Smith and Thomas N. Tryforos is a United States citizen.

          (d)  Title of Class of Securities:

               Common Stock, par value $.01 per share.

          (e)  CUSIP Number:

               586002 10 7

ITEM 3.   If this Statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
          (c), check whether the person filing is a:

          Not applicable.

          If this Statement is filed pursuant to Rule 13d-1(c), check this box
          [x]

ITEM 4.   Ownership

          (a) Thomas W. Smith - 1,535,288 shares; Thomas N. Tryforos -1,165,208 shares

          (b)  Thomas W. Smith - 10.0%; Thomas N. Tryforos -7.6%

          (c) Each of Thomas W. Smith and Thomas N. Tryforos has shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of 1,145,100 shares. Thomas W. Smith has sole power to vote and dispose of 390,188 shares and Thomas N. Tryforos has sole power to vote and dispose of 20,108 shares.

ITEM 5.   Ownership of Five Percent or Less of a Class

          Not applicable.

ITEM 6.   Ownership of More than Five Percent on Behalf of Another Person

          Messrs. Smith and Tryforos beneficially own 1,235,288 shares in their capacities as investment managers for certain managed accounts. The managed accounts have the right to receive dividends from, and the proceeds from the sale of, the managed accounts' shares.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

          Not applicable.

ITEM 8.   Identification and Classification of Members of the Group

          Not applicable.

ITEM 9.   Notice of Dissolution of Group

          Not applicable.

ITEM 10.  Certification

          By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 8, 2001

                                                        /s/ Thomas W. Smith
                                                     ---------------------------
                                                           Thomas W. Smith


                                                       /s/ Thomas N. Tryforos
                                                     ---------------------------
                                                         Thomas N. Tryforos

                             JOINT FILING AGREEMENT


     The undersigned agree that the foregoing Statement on Schedule 13G, dated June 8, 2001, is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k)

Dated: June 8, 2001

                                                        /s/ Thomas W. Smith
                                                     ---------------------------
                                                           Thomas W. Smith


                                                       /s/ Thomas N. Tryforos
                                                     ---------------------------
                                                         Thomas N. Tryforos